SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the Month of January, 2002
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                           (Exact Name of Registrant)

         597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F                 Form 40-F
                                                X
                  ---------                 ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                        No
                                              X
                 -----                      -----

This Form 6-K consists of:

Notice of Annual and Special Meeting of Shareholders
Management Proxy Circular
Form of Proxy

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AXCAN PHARMA INC.

Date:  January 24, 2002             By:       /s/ Francois Painchaud
                                            Name: Francois Painchaud
                                            Title:Secretary

                        [GRAPHIC OMITTED - COMPANY LOGO]
                                  AXCAN PHARMA
--------------------------------------------------------------------------------
              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
--------------------------------------------------------------------------------

NOTICE IS HEREBY GIVEN that the annual and special meeting of the holders of common shares of AXCAN PHARMA INC. ("Axcan" or the "Company) will be held at the Hotel Omni Mont-Royal, in the Salon Pierre de Coubertin, 1050 Sherbrooke Street West, Montreal, Quebec, on Thursday, February 21, 2002 at 11:00 a.m. (local time) for the following purposes:

1) to receive the report of management and the consolidated financial statements together with the auditors' report thereon for the fiscal year ended September 30, 2001;

2)   to elect directors for the ensuing year;

3) to appoint auditors for the ensuing year and authorize the directors to fix their remuneration;

4) to approve, if deemed appropriate, amendments approved by the Board of Directors, to the Company's stock option plan as described in the attached proxy circular; and

5) to transact such other business as may properly come before the meeting and any adjournment thereof.

The information circular for the solicitation of proxies for the meeting is appended to this Notice. A copy of the annual report to shareholders and a form of proxy for the meeting are also enclosed with this Notice.

Mont Saint-Hilaire, Quebec, January 16, 2002.



                                         By order of the Board of Directors
                                         (signed by)

                                         /s/ Francois Painchaud

                                         Francois Painchaud (signed),
                                         Secretary

Holders of common shares may exercise their rights by attending the meeting or by completing a form of proxy. The holders of common shares who will be unable to attend the meeting in person are kindly asked to sign and return the enclosed form of proxy.

                                [GRAPHIC OMITTED]
                                  AXCAN PHARMA

--------------------------------------------------------------------------------
                            MANAGEMENT PROXY CIRCULAR
--------------------------------------------------------------------------------

THIS MANAGEMENT PROXY CIRCULAR (THE "CIRCULAR") IS PROVIDED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF AXCAN PHARMA INC. ("AXCAN" OR THE "COMPANY") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING") OF THE COMPANY TO BE HELD ON FEBRUARY 21, 2002 AT THE TIME, PLACE AND FOR THE PURPOSES STATED IN THE FOREGOING NOTICE, AND AT ANY ADJOURNMENT THEREOF.

The solicitation of proxies will be made primarily by mail. However, management of the Company can solicit proxies at a nominal cost by telephone, telecopier or by personal interview. The Company will bear all expenses in connection with the solicitation of proxies.

Except where otherwise indicated, dollar amounts herein refer to Canadian dollars.

1.       PROXIES

In order to be voted at the Meeting, a proxy must be received by the Secretary of the Company prior to the Meeting. A proxy may be revoked at any time by the person giving it to the extent that it has not been exercised. A proxy may be revoked by filing a written notice with the Secretary of the Company. The powers of the proxy holders may also be revoked if the holder of common shares attends the Meeting in person and so requests.

The persons whose names are printed on the enclosed form of proxy will vote all the shares in respect of which they are appointed to act as proxy in accordance with the instructions indicated on the form of proxy. In the absence of such instructions, such shares shall be voted for the approval of the matters proposed by management to be voted upon at the Meeting, as more fully described below.

Every proxy given to any of the persons named in the form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to any other matter that may properly come before the Meeting. At the date of this circular, management is not aware of any such amendment or variation to the matters identified in the Notice.

The persons whose names are printed on the enclosed form of proxy are directors and executive officers of the Company. Every holder of common shares has the right to appoint a person (who need not be a shareholder) to act on his behalf at the Meeting other than those whose names are printed on the form of proxy. To exercise this right, the holder of common shares must insert his nominee's name in the blank space provided for such purposes in the form of proxy or complete another proxy in proper form.


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2.  VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The common shares are the only securities of the share capital of the Company that carry voting rights. As at December 17, 2001, the Company had 38,444,072 common shares outstanding.

The holders of common shares of record as at January 16, 2002 (the "Record Date") will be entitled to one vote per common share held. If a shareholder has transferred any of his/her common shares after the Record Date, and the transferee of those common shares produces properly endorsed share certificates or otherwise establishes that he/she owns such shares, as the case may be, and demands, at least ten days before the Meeting, that his/her name be registered on the list of shareholders entitled to vote, the transferee is entitled to vote such shares at the Meeting.

As at January 16, 2002, to the knowledge of the Company's management, the there was no person who owned, directly or indirectly, or who exercised control or direction over more than 10% of the outstanding common shares of the Company.

3.  ELECTION OF DIRECTORS

The Articles of the Company stipulate that the Board of Directors shall consist of a minimum of three directors and a maximum of twelve (12) directors. Management proposes that the current members of the Board of Directors be re-elected for the fiscal year ending September 30, 2002. Except where the authority to vote in favour of the election of directors is withheld, the persons whose names are printed on the enclosed form of proxy intend to vote FOR the election of the ten nominees whose names are set forth in the following table. Each director elected will hold office until the next annual meeting of shareholders or until that director's successor is duly elected, unless his office is vacated earlier.

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The following table sets forth, for each person nominated by management for election as a director, his name, municipality of residence, the year in which he first became a director, principal occupation and, to the knowledge of management, the number of common shares of the Company beneficially owned, directly or indirectly, or over which control or direction was exercised by each nominee as at December 17, 2001:

-------------------------------- -------------- ------------------------------------ --------------------------------
                                                                                       Common shares beneficially
   Name and municipality of         Director                                          owned or over which control or
           residence                 since             Principal occupation              direction is exercised
-------------------------------- -------------- ------------------------------------ --------------------------------
Leon F. Gosselin                 1993           President and Chief Executive                   3,000,000
Mont Saint-Hilaire, Quebec                      Officer of the Company

Dr. Claude Sauriol(1)            1993           Consultant and Corporate director             2,450,060(2)
 Laval, Quebec

Jean Sauriol                     1993           President, RBI Pastique Inc.                  2,453,160(2)
Laval, Quebec

Francois Painchaud(3)            1995           Partner, Leger Robic Richard (law                 1,700
St-Lambert, Quebec                              firm) and Robic (patent &
                                                trade-mark agents)

Colin R. Mallet(1)(4)            1995           Business consultant                               5,000
Whistler, British Columbia

Louis Lacasse(1)(3)              1995           President, Genechem Technologies                  1,000
Laval, Quebec                                   Venture Fund L.P.

Jacques Gauthier(3)(4)           1995           Consultant and Corporate director                 -----
Town of Mount Royal, Quebec

David Mims                       2000           Executive Vice President and COO                  4,000
Birmingham, Alabama -                           of the Company
U.S.A.

Michael M. Tarnow (3)(4)         2000           Business consultant                               2,000
Boston, Massachusetts -
U.S.A.

Liza Page Nelson(1)              2000           Managing Director,                                -----
New York, NY - U.S.A.                           Investor Growth Capital, Inc.
                                                (venture fund)

--------------------------------
 (1)      Member of the audit committee.
 (2)      Includes the 2,447,060 common shares owned by Placements
          Jen-Clo Inc., a company which is jointly owned by Dr. Claude Sauriol and Jean Sauriol.
 (3)      Member of the compensation committee.
 (4)      Member of the corporate governance and nominating committee.

During the past five years, each of David Mims, Liza Page Nelson and Michael M. Tarnow has held the same or a similar position with the entities indicated above or a related entity, except for Mr. Mims who (i) prior to March 2000, was Executive Vice-President and Chief Operating Officer of Cebert Pharmaceuticals, Inc., a pharmaceutical company, and (ii) prior to March, 1998, occupied various senior positions with Scandipharm, including the position of Chief Financial Officer and Chief Operating Officer; Ms. Liza Page Nelson who, prior to April 1998, occupied several different management positions at Pfizer Inc.; and Michael M. Tarnow who, prior to July 2000, was the President and Chief Executive Officer of Creative BioMolecules Inc., a biotechnology company.

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4.       STATEMENT OF EXECUTIVE COMPENSATION

Compensation of executive officers

The table below details compensation information for the last three fiscal years for the Chief Executive Officer of the Company and other senior executives including the other Named Executive Officers (as defined and required under applicable regulations), as measured by base salary and incentive bonuses.

-----------------------------------------------------------------------------------------------------------------------
                                              SUMMARY COMPENSATION TABLE
-----------------------------------------------------------------------------------------------------------------------
                                                                                        Long-Term
                                                                     Other Annual      Compensation       All other
Name and principal position               Salary         Bonus       Compensation    Securities under   Compensation
                               Year       (Cdn$)        (Cdn$)          (Cdn$)         options (#)         (Cdn$)
---------------------------- --------- ------------- -------------- ---------------- ----------------- ----------------
Leon F. Gosselin               2001      273,330        95,927            --              22,183             --
President and Chief            2000      239,558        70,555            --             139,500             --
Executive Officer-             1999      228,791        48,758            --              10,000             --

David W. Mims                  2001      292,014        92,118            --              17,800             --
Executive Vice President       2000      221,235(1)     45,168            --             130,000             --
Chief Operating Officer        1999         --            --              --                --               --

Dr. Francois Martin            2001      168,422        41,250            --              13,350             --
Senior Vice President,         2000      159,165        36,492            --              30,553             --
Scientific Affairs             1999      153,612        35,853            --              35,000             --

Jean Vezina                    2001      142,993        33,305            --               8,900             --
Vice President, Finance        2000      123,100        27,762            --              31,767             --
and Chief Financial Officer    1999      104,486        18,857            --              32,600             --

John R. Booth(2)               2001      245,955        80,603            --              13,350             --
President, General             2000      197,315        48,316            --              52,000             --
Manager, Axcan Scandipharm     1999         --            --              --                --               --

Patrick L. McLean              2001      159,762        50,000            --              13,350             --
Vice President, General        2000      138,907        31,797            --              50,156             --
Manager                        1999      135,200(3)      6,851            --              35,000             --
Canada and Europe


----------------------------
(1) Annualized amount: David W. Mim's employment commenced in March, 2000.
(2) Table includes only compensation data for John R. Booth subsequent to Axcan Pharma Inc. acquisition of Scandipharm Inc. in 1999.
(3) Annualized amount: Patrick McLean's employment commenced in May 1999.


Compensation of directors

For the fiscal year ended September 30, 2001, each of the outside directors has received an annual lump sum of U.S. $2,500 as well as a fee of U.S. $1,000 for each meeting of the Board of Directors (U.S. $667 for each meeting held by way of conference call) and U.S. $500 for each Board committee meeting attended by such director. The total amount of compensation paid to outside directors for such fiscal year is $ U.S.70,448.

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For the fiscal year ended September 30, 2001 each outside director also received options to purchase 7,500 common shares pursuant to the Stock Option Plan. In accordance with the Compensation Program for remuneration of Directors in force as of September 30, 2001, when elected or re-elected to the Board, an outside director receives options to purchase 7,500 common shares. For the fiscal year ended September 30, 2001, options to purchase an aggregate of 60,000 common shares have been so granted; the exercise price is equal to the closing market price of the shares on the day before the grant.

Employment contracts

Leon F. Gosselin's employment agreement with the Company expires on September 30, 2003. This agreement provides that in the event the employee is terminated without cause, the Company must pay him his full salary for the balance of the term of the agreement.

Composition of the Compensation Committee

The Compensation Committee is made up of the following directors: Jacques Gauthier, Francois Painchaud, Louis Lacasse and Michael M. Tarnow and held nine meetings in 2001. Three of the four Compensation Committee members are unrelated directors. Mr. Jacques Gauthier is the Chairman of the Compensation Committee.

Compensation Committee Report

The primary responsibility of the Compensation Committee is to evaluate the performance of the CEO and the other Senior Officers (all qualifying as the top five officers of the Corporation) and to review their respective objectives and compensation. The Compensation Committee is also responsible for the compensation policies and benefits granted to employees of the Company and recommends Company guidelines including the establishment of categories of executives, pay scales, performance bonus guidelines, benefits and standardised grants of options for each category of executives. In fiscal year 2001, the Compensation Committee's mandate was amended to include succession planning responsibilities for the CEO and each Senior Officer's position.

The Compensation Committee determines the compensation of executive officers based on industry data and with the goal to attract, retain and motivate key executive officers to ensure the long-term success of the Company.

The compensation of executive officers is reviewed each year and includes the three following components: base salary, annual bonus based on performance and grant of stock options. The Company has noticeably increased the executive officers' global compensation to take into account the North American context of its activities and increased competition from the U.S. market for its key executive officers while also taking into account the performance and objectives set forth for the Company and each of the executive officers.

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The grant of stock options has been an important element in the development of the Company's compensation policy and the Stock Option Plan has been adopted to attract and retain current employees by offering an incentive measure which permits participation in the Company's long-term development.

Based on the Company's achievements for the last fiscal year, the results regarding other Company strategic objectives and Mr. Gosselin's contribution to these results, the Compensation Committee has recommended, for the fiscal year ended September 30, 2001, the payment of a bonus calculated according to a formula determined in Mr. Gosselin's Employment Agreement and an additional bonus, these bonuses aggregating $95,927 for such fiscal year. Bonuses for the other Senior Executive were established pursuant to the Company's pre-established formulas.

The Compensation Committee has approved the publication of this report and its inclusion in the proxy circular.

Francois Painchaud
Louis Lacasse
Jacques Gauthier
Michael M. Tarnow

Performance graph

The following graph compares the cumulative total shareholder return for a $100 investment in common shares of the Company made on September 30, 1996 on Canadian exchanges (Montreal Exchange and Toronto Stock Exchange until December, 1999 and Toronto Stock Exchange solely after that date) and the cumulative total return of the TSE 300 Stock Index for the period ended September 30, 2001.


        [GRAPH OMITTED - TABULAR REPRESENTATION OF GRAPH APPEARS BELOW]

                           Shareholder Return on
         Date               Canadian Exchanges           TSE 300 Stock Index
     ------------          ---------------------         -------------------
       09/30/96                   $100.00                       $100.00
       09/30/97                   $128.33                       $133.06
       09/30/98                   $ 96.85                       $106.11
       09/30/99                   $ 76.03                       $131.50
       09/30/00                   $162.71                       $196.14
       09/30/01                   $164.16                       $129.25

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5.       STOCK OPTION PLAN

The Company has adopted a stock option plan (the "Stock Option Plan") for the directors, senior executives and full-time employees of the Company and its subsidiaries as designated from time to time by the Board of Directors of the Company or the Compensation committee, pursuant to which options to purchase a total of 2,590,000 common shares may be granted (See section 8 "Amendment of Stock Option Plan").

The number of common shares covered by any stock option, the exercise price, expiry date and vesting period of such stock option and any other matter pertaining thereto are determined by the Board of Directors of the Company or the Compensation committee at the time of its grant. Options granted are non-assignable and no single person may be granted options covering more than 5% of the Company's issued and outstanding common shares. No option may be allotted for a period exceeding 10 years and the exercise price of each stock option is equal to the market value of the common shares on the date immediately preceding the date of the grant of such stock option. The Stock Option Plan further provides that no more than 10% of the outstanding common shares may be reserved for issuance pursuant to stock options granted to insiders, or issued to insiders within a one-year period, and that no more than 5% of the outstanding common shares may be issued to any one insider and such insider's associates within a one-year period.

The Company has no current policy of providing financial assistance in connection with the exercise of options granted under the Stock Option Plan.



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As of September 30, 2001, options for the purchase of a total of 1,956,441 common shares were outstanding under the Stock Option Plan as follows:


                          Number of        Number of            Exercise        Market Value
    Optionee Group        Optionees         Optioned             Price          Date of Grant      Expiration Date
                                             Shares               ($)                ($)
----------------------- -------------- ------------------- ------------------ ------------------ ---------------------

Senior Executives            10               25,900               6.00               6.00       December 21, 2005
                                              20,000               7.90               7.90       May 22, 2006
                                              25,000              11.05              11.05       August 20, 2007
                                              22,500               6.55               6.55       May 16, 2009
                                              40,000               7.45               7.45       May 24, 2009
                                             512,909              10.55              10.55       February 23, 2010
                                              65,000              16.35              16.35       October 3, 2010
                                              15,000              15.25              15.25       November 8, 2010
                                             115,097              15.25              15.25       December 18, 2010
                                                 536              15.20              15.20       February 21, 2011
                                              65,000              18.08              18.08       May 9, 2011




Directors who are not         8               10,000               7.45               7.45       May 24, 2009
Senior Executives                             12,500              10.55              10.55       February 23, 2010
                                             167,050              15.25              15.25       November 8, 2010
                                              60,000              15.20              15.20       February 21, 2011



Other Employees of          198               27,000               6.00               6.00       December 21, 2005
the Company                                    3,750              12.20              12.20       September 23, 2007
                                              28,000              11.25              11.25       July 7, 2008
                                              35,300               6.00               6.00       December 22, 2009
                                             417,649              10.55              10.55       February 23, 2010
                                              21,000              10.00              10.00       April 25, 2010
                                              25,500              15.25              15.25       November 8, 2010
                                             131,000              15.25              15.25       December 18, 2010
                                              34,500              15.20              15.20       February 21, 2011
                                              29,250              18.08              18.08       May 9, 2011
                                              36,500              17.00              17.00       July 17, 2011
                                              10,500              18.00              18.00       September 5, 2011


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The tables below set forth information regarding grants of share options under the Stock Option Plan to the Named Executive Officers and options exercised by them during the fiscal year ended September 30, 2001.

-------------------------------------------------------------------------------------------------------------------
                      OPTION GRANTS TO NAMED EXECUTIVE OFFICERS DURING THE LAST FISCAL YEAR
-------------------------------------------------------------------------------------------------------------------
                                                                            Market Value of
                                          % of Total                           Securities
                                        Options Granted     Exercise or        Underlying
        Name          Optioned Shares   to Employees in      Base Price      Options on the     Expiration Date
                                          fiscal Year        ($/Share)       Date of Grant
                                                                               ($/Share)
--------------------- ----------------- ----------------- ----------------- ----------------- ---------------------

Leon F.  Gosselin          22,183              9%              15.25             15.25         December 18, 2010
David W.  Mims             17,800              7%              15.25             15.25         December 18, 2010
Francois Martin            13,350              5%              15.25             15.25         December 18, 2010
Jean Vezina                8,900               3%              15.25             15.25         December 18, 2010
John R.  Booth             13,350              5%              15.25             15.25         December 18, 2010
                           30,000             12%              18.08             18.08            May 9, 2011
                           ------
                           43,350             17%
                           ------
Patrick L.  McLean         13,350              5%              15.25             15.25         December 18, 2010



-------------------------------------------------------------------------------------------------------------------
                    OPTIONS EXERCISED BY NAMED EXECUTIVE OFFICERS DURING THE LAST FISCAL YEAR
                                            AND YEAR-END OPTION VALUES
-------------------------------------------------------------------------------------------------------------------

                          Shares         Aggregate
        Name           Purchased on        Value         Unexercised Options at      Value of Unexercised Options
                         Exercise        Realized               Year-End                      at Year-End
--------------------- ---------------- -------------- ------------------------------ ------------------------------

                                                      -------------- --------------- -------------- ---------------
                                                       Exercisable   Unexercisable    Exercisable   Unexercisable
                                                      -------------- --------------- -------------- ---------------

Leon F.  Gosselin                  --             --          4,000           6,000        $38,000         $57,000
                                   --             --         27,900         111,600       $178,560        $714,240
                                   --             --             --          22,183             --         $37,711

David W.  Mims                     --             --         26,000         104,000       $166,400        $665,600
                                   --             --             --          17,800             --         $30,260

Francois Martin                    --             --         20,000           5,000       $118,000         $29,500
                                   --             --          4,000           6,000        $38,000         $57,000
                                   --             --          6,110          24,443        $39,104        $156,435
                                   --             --             --          13,350             --         $22,695

Jean Vezina                     3,200        $34,720         14,400              --       $157,680              --
                                   --             --          4,000           6,000        $38,000         $57,000
                                   --             --          6,353          25,414        $40,659        $162,650
                                   --             --             --           8,900             --         $15,130

John R.  Booth                     --             --         10,400          41,600        $66,560        $266,240
                                   --             --             --          13,350             --         $22,695
                                   --             --             --          30,000             --              $0

Patrick L.  McLean              2,500        $26,125          7,500          15,000        $78,000        $156,000
                                   --             --          4,000           6,000        $38,000         $57,000
                                   --             --         10,031          40,125        $64,198        $256,800
                                   --             --             --          13,350             --         $22,695


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6.       STOCK PARTICIPATION PLAN

The Company has adopted an employee stock participation plan (the "Participation Plan"). The Participation Plan provides full-time employees of the Company and its subsidiaries with the opportunity to purchase common shares and thereby participate in the growth and development of the Company. The maximum number of common shares which may be purchased pursuant to the Participation Plan is 185,000.

Pursuant to the Participation Plan, each year, eligible employees are entitled to purchase common shares, at a price equal to the market value of the Company's common shares determined as of the date immediately preceding the date on which the shares are to be purchased, having an aggregate purchase price not exceeding 5% of their annual salary. The Company contributes an additional sum equal to 50% of the eligible employee's contribution to be used toward the purchase of additional common shares.

As of September 30, 2001, 38,176 common shares had been purchased pursuant to the Participation Plan.

7.       AMENDMENTS TO THE STOCK OPTION

Under the Company's Stock Option Plan in its current form, the Company may grant options for a maximum aggregate of 2,590,000 common shares. Options currently outstanding represent an aggregate of 2,335,960 optioned common shares.

The Board of Directors has approved an amendment to the Stock Option Plan providing it authority to grant options for an additional 1,910,000 common shares for a total maximum aggregate of 4,500,000 common shares.

After giving effect to the proposed amendment, the aggregate number of shares issuable under the Stock Option Plan will represent just under twelve percent (12%) of all issued and outstanding common shares.

The Board of Directors believes that the increase of the number of common shares under the Stock Option Plan is necessary to satisfy its objective of encouraging directors, consultants, senior executives and employees, whose abilities, productivity and loyalty are essential to the Company's success.

The provisions of the Stock Option Plan have also been amended with respect to options to Outside Directors and to extend it to eligible Consultants. The term "Outside Director" is defined in the Stock Option Plan to mean any director of the Company or one of its subsidiaries who is not employed by them and any director who has ceased to be so employed as at and from the date he has ceased to be an employee and the term "Consultant" is defined to mean any person or company engaged to provide ongoing management or consulting services for the Company or its subsidiaries.

The amendment concerning Outside Directors was adopted by the Board of Directors to address concerns raised with respect to the broad discretion of the Board of Directors when granting options to Outside Directors. In response to these concerns, the Board of Directors


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has approved an amendment to the plan incorporating therein the current policy of the Company regarding options to Outside Directors. These provisions have the effect of replacing what may have been perceived as excess discretion in the hands of the Board of Directors in granting of Options to Outside Directors by the following provisions:

         1. A one time option to purchase twenty thousand (20,000) Common Shares shall be granted to an Outside Director on the day such Outside Director is first elected or named to the Board; provided, however, that if such day is not a business day, the grant shall be effective on the first business day following such election ("Initial Options").

         2. On an annual basis, on the date of an Outside Director's election or re-election the shareholders, an option to purchase seven thousand five hundred (7,500) Common Shares shall be granted to each such Outside Director ("Annual Options"). Annual Options are subject to cancellation on any given year if an Outside Director fails in the opinion of the Board acting fairly, to reasonably fulfil his duties as an Outside Director, in such a case, the Annual Options granted to him for such year shall be cancelled forthwith as if never granted.

The amendments are subject to the approval of The Toronto Stock Exchange and in accordance with regulatory requirements approval by the Shareholders. A resolution will be submitted at the Meeting for the approval of these amendments to the Stock Option Plan. In order to be validly adopted, the resolution must be approved by a majority of the common shares present or represented by proxy at the Meeting. The proposed resolution to be submitted at the Meeting is attached as Schedule "A".

Except if otherwise specified, proxies received will be voted IN FAVOUR of the approval of the proposed amendment to the Stock Option Plan.

8.       CORPORATE GOVERNANCE

1.   The Board of Directors should explicitly     The Board of Directors of the Company assumes
     assume responsibility for stewardship of     responsibility for the stewardship of the Company and the
     the Company, and as part of the overall      enhancement of shareholder value. The Board of Directors
     stewardship responsibility, should assume    has formalized its position on corporate governance in a
     responsibility for:                          documented statement of Axcan Corporate Government
                                                  Principles, which was adopted by the members of the Board
                                                  of Directors. All key issues recommended by the TSE
                                                  Guidelines are addressed in the Principles, and include
                                                  the following:

    (a) adoption of strategic planning            The CEO, with the active involvement of the Board of
        process;                                  Directors, is responsible for ensuring that there are
                                                  long-term strategic goals and a strategic planning
                                                  process in place for the Company. On an annual basis the
                                                  Board of Directors and management review and approve a
                                                  strategic plan. On an ongoing basis, the Board of
                                                  Directors monitors management's

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

                                                  success in implementing the strategies set out in the plan and provides the guidance on the evolution of the plan.

    (b) the identification of the principal       The Board of Directors, through its Committees and as a
        risks of the Company's business and       whole, has implemented a process for the regular review of
        ensuring the implementation of            business risks and the systems to manage these risks, with
        appropriate systems to manage these       a view to the long-term viability of the Company.
        risks;

    (c) succession planning, including            The Company has established performance review, staff
        appointing, training and monitoring       development and succession planning systems, which are
        senior management;                        monitored by the Compensation Committee and the Board of
                                                  Directors as a whole.

    (d) a communications policy for the           A formal Investment Communications Policy is in place,
        Company;                                  ensuring a strong link between the Board of Directors,
                                                  the Company's shareholders and its senior management.
                                                  The Company's Investor Relations and
                                                  Corporate  Communications Department seeks and
                                                  shares feedback from institutional investors and
                                                  from Shareholders. The Investment Communication Policy is
                                                  aimed at keeping the Board of Directors informed of any
                                                  material issues of concern to Shareholders and provides
                                                  direction for action as required.

    (e) the integrity of the Company's            The Audit Committee acts on behalf of the Board of
        internal control and management           Directors in monitoring internal accounting controls and
        information systems.                      other financial matters pertaining to the business
                                                  conduct of the Company. It reviews matters on a quarterly
                                                  basis, relating to the financial position of the Company,
                                                  in order to provide reasonable assurances that the
                                                  Company is in compliance with applicable laws and
                                                  regulations,  is conducting its affairs ethically, and
                                                  monitors the existence of effective operating
                                                  and financial controls.

2.   The Board of Directors should be             All the members of the Board of Directors, other than the
     constituted with a majority of the           CEO and the COO, are independent of management and free
     individuals who qualify as "unrelated"       from any business interests or relationships that could
     directors (independent of management and     materially interfere with a Director's ability to act in
     free from conflicting interest).             the best interests of the Company. The Company however
                                                  retains the services of the law firm and the patent and
                                                  trademark agents firm of which Mr. Francois Painchaud is
                                                  a partner.

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

3.   The Board of Directors will assess and
     disclose on an annual basis:

    (a) whether the Board of Directors has a      The majority of the members of the Board of Directors are
        majority of unrelated directors; and      unrelated Directors. The only related Directors are Leon
                                                  Gosselin, who is Chairman and CEO of the Company, and
                                                  David Mims, who is COO.

    (b) the analysis of the application of the    In nominating candidates to the Board of Directors, the
        principles supporting this conclusion.    business interests and relationships of the candidates
                                                  are reviewed to ensure that such nominees would be able
                                                  to act in the best interests of the Company. The
                                                  Corporate Governance and Nominating Committee consists of
                                                  three unrelated Directors, who are responsible for
                                                  reviewing and making recommendations on the size and
                                                  composition of the Board of Directors and standing
                                                  committees of the Board of Directors, and for reviewing
                                                  corporate governance matters. This Committee, which
                                                  currently consists of Messrs. Gauthier, Mallet and
                                                  Tarnow, and had five meetings during 2001.

4.    The Board of Directors should appoint a     The Corporate Governance and Nominating Committee has the
      committee of Directors, composed            mandate to recommend qualified candidates for the Board
      exclusively of outside directors (a         of Directors, and to review nominees for re-election.
      majority of whom are unrelated
      Directors) responsible for proposing new
      nominees to the board and for assessing
      Directors

5.    The board of Directors should implement     Through its Corporate Governance and Nominating
      a process for assessing the                 Committee, the Board of Directors reviews the quality of
      effectiveness of the Board of Directors,    the relationship between management and the Board of
      its committees and the contribution of      Directors in order to recommend ways to improve that
      individual directors.                       relationship.

6.    Every Company should have an orientation    As and when new nominees are identified to the Board of
      and education program for new recruits      Directors, the Board of Directors will ensure that a full
      to the Board of Directors.                  program of orientation and education is provided for the
                                                  nominee regarding the affairs and practices of the
                                                  Company.

7.    Every Board of Directors should examine     The Corporate Governance and Nominating Committee and the
      its size to determine the impact of the     Board of Directors as a whole annually monitor the size



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

      number upon effectiveness, and where        of the Board of Directors to ensure that it is optimum
      appropriate, undertake a program to         for decision-making.
      reduce the size to facilitate more
      effective decision making.

8.    The Board of Directors should review        The Compensation Committee, reviews the amount and form
      director compensation and ensure such       of Director compensation periodically with and submits
      compensation realistically reflects the     recommendations to the full Board of Directors, to ensure
      responsibilities and risk involved in       that such compensation realistically reflects the
      being a Director.                           responsibilities and risks of being an effective Director
                                                  (see section 4 "Statement of Executive Compensation -
                                                  Compensation Committee Report").

9.    Committees of the Board of Directors        All Committees of the Board of Directors are composed of
      should generally be composed of outside     a majority of unrelated directors.
      Directors, a majority of whom are
      unrelated Directors.

10.   The Board of Directors should assume        The Corporate Governance and Nominating Committee of the
      responsibility for, or assign to a          Board of Directors ensures that an effective and
      committee of Directors, general             efficient approach to corporate governance is developed,
      responsibilities for developing the         and makes recommendations to the full Board of Directors
      Company's approach to governance issues.    for implementation.

11.   The Board of Directors together with the    The Board of Directors periodically reviews the
      Chief Executive Officer should develop      definition of the limits of Management's
      position descriptions for the Board of      responsibilities, and annually approves the corporate
      Directors and for the Chief Executive       objectives, which the CEO is responsible for meeting.
      Officer. The Board of Directors should
      approve or develop the corporate
      objectives which the Chief Executive
      Officer is responsible for meeting.

12.   The Board of Directors should have in       The Board is in a position to meet independently of
      place appropriate structures and            management when needed.
      procedures to ensure that the Board of
      Directors can function independently of
      management.

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

13.   The Audit Committee of the Board of         The Audit Committee of the Board of Directors is composed
      Directors should be composed only of        entirely of outside and unrelated Directors. The Audit
      outside Directors and should have (i)       Committee consists of four Directors who are not involved
      specially defined roles and                 in the daily operations of the Company. The Audit
      responsibilities; (ii) direct               Committee assists the Board of Directors in fulfilling
      communication channels with the internal    its responsibilities for the Company's accounting and
      and external auditors, and (iii)            financial reporting practices, by reviewing the quarterly
      oversight responsibility for management     and annual consolidated financial statements, the
      reporting in internal control.              adequacy of the system of internal controls, any relevant
                                                  accounting, financial and security matters, and the
                                                  management of financial and system risks, and
                                                  recommending the appointment of external auditors, who
                                                  meet quarterly with the Committee both with and without
                                                  management present. This Committee, which currently
                                                  consists of Messrs. Lacasse, Mallet, and Claude Sauriol
                                                  and Ms Nelson, held four meetings during 2001.

14.   The Board of Directors should implement     Individual Directors may engage outside advisers at the
      a system which enables an individual        expense of the Company, with the prior approval of the
      director to engage an outside advisor at    Chairman.
      the Company's expense, in appropriate
      circumstances.


Shareholders communications

The Board of Directors is of the view that management is primarily responsible for all communications on behalf of the Company with shareholders and the public at large. The Company employs a Director, Investor relations, whose primary responsibilities include investor and shareholder relations. Management is of the view that the Company is properly discharging its continuous disclosure obligations and addressing enquiries from shareholders and the investment community.

Directors and officers liability insurance

The Company carries directors and officers liability insurance with coverage of $25,000,000 and a general deductible of $10,000 per claim within Canada and of $50,000 per claim outside of Canada. The premium for the annual policy period running from March 31, 2001 to March 31, 2002 is $182,114.50.

9.       APPOINTMENT OF AUDITORS

Raymond Chabot Grant Thornton, chartered accountants, have been the auditors of the Company since September 1995.

Except where the authority to vote in favour of the appointment of Raymond Chabot Grant


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Thornton is withheld, the persons whose names appear on the enclosed form of proxy intend to vote for the appointment of Raymond Chabot Grant Thornton, chartered accountants, as auditors of the Company and to authorize the Board of Directors to determine their remuneration. The auditors will hold office until the next annual meeting of shareholders or until their successors are appointed.

10.       AMENDMENT TO THE MEETING AGENDA

Except as otherwise specifically indicated, the information contained herein is given as at January 9, 2002. Management of the Company presently knows of no matters to come before the Meeting other than matters identified in the Notice of the Meeting. If any matters which are not known should properly come before the Meeting, the persons named in the enclosed form of proxy will vote on such matters according to their best judgment.

11.      SHAREHOLDER PROPOSALS

Shareholders who wish to submit a proposal for consideration at the next annual meeting must do so by submitting same to the attention of the Secretary of the Company on or before October 18, 2002 in the manner and subject to the limitations prescribed by the Canada Business Corporations Act.

12.      APPROVAL OF THE DIRECTORS

The directors of the Company have approved the content and sending of this Circular to the shareholders, directors and auditors of the Company.

                                                     (signed by)

                                                  /s/Francois Painchaud

                                                     Francois Painchaud
                                                     Secretary

Mont Saint-Hilaire, Quebec, January 16, 2002.


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                                  SCHEDULE "A"

           ADOPTION OF THE STOCK OPTION PLAN OF THE STOCK OPTION PLAN
                  CONCERNING OUTSIDE DIRECTORS AND CONSULTANTS

A motion for the adoption of the following resolution will be made at the
Meeting:

BE IT RESOLVED THAT the amendments to the Stock Option Plan ("Plan"), namely (i) the increase in the number of Common Shares that the Corporation is authorized to issue under to Plan by 1,910,000 common shares for a total maximal aggregate number of Common Shares authorized for issuance of 4,500,000, (ii) the modifications to the persons eligible to receive options so as to include certain independent service providers ("Consultants") to the Corporation and
(iii) the limitations of the Board of Directors discretion regarding options to Outside Directors (as defined in the Plan), the whole as more fully described in management's Proxy Circular, be and are hereby approved.



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                                 [LOGO OMITTED]
                                  AXCAN PHARMA

--------------------------------------------------------------------------------
                                      PROXY
--------------------------------------------------------------------------------

This Proxy is solicited by management for the Annual and Special Meeting of Shareholders referred to below and should be read in conjunction with the accompanying Notice of Meeting and Management Proxy Circular.

The undersigned shareholder of AXCAN PHARMA INC. (the "Company") hereby appoints Mr. Leon F. Gosselin, or, failing him, Mr. David Mims, or (see Note)___________ with full power of substitution, his true and lawful attorney, or proxies or proxy, for and in his name, to appear and vote any and all shares of the Company registered in the name of the undersigned, at the Annual and Special Meeting of Shareholders to be held on Thursday, February 21, 2002, and at any and all adjournments thereof, with instructions to vote upon the following matters:

1.  Election of directors:

FOR |_| the nominees listed below:          WITHHOLD AUTHORITY |_| to vote for
                                                                the nominees

    o        Leon F. Gosselin              o        Louis Lacasse
    o        Dr. Claude Sauriol            o        Jacques Gauthier
    o        Jean Sauriol                  o        David Mims
    o        Francois Painchaud            o        Liza Page Nelson
    o        Michael M. Tarnow             o        Colin R. Mallet



2.  Appointment of RAYMOND CHABOT GRANT THORNTON as auditors of the Company:

                FOR  |_|                      WITHHOLD AUTHORITY |_|

3.  Amendment of stock option plan, as described in the Management Proxy
    Circular.

                FOR |_|                       AGAINST |_|

4. At his discretion with respect to other matters or amendments or variations to the above matters as may properly come before the Meeting.

Hereby revoking any proxy previously given.

This proxy, when properly executed, will be voted in accordance with the directions of the undersigned shareholder. In the absence of such directions, this proxy shall be voted FOR each of the matters described above.

Note: You have the right to appoint a person (who does not necessarily need to be a shareholder) to represent you at the Meeting other than the management nominees. If you desire to appoint as proxy a person other than the management nominees, you should insert in the space provided the name of such person. Undated proxies will be deemed to bear the date of their receipt by the Company.

DATED this  _________,2002.                SHAREHOLDER'S
                                           SIGNATURE _______________________